SUBMISSION OF MATTERS TO AVOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of Shareholders ("Annual Meeting") on September 11, 2017. At the Annual Meeting, Richard E. Erickson and Thomas R. Kadlec were elected by the Common Shareholders of the First Trust Senior Floating Rate Income Fund II as Class I Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Erickson was 23,317,740, the number of votes against Mr. Erickson was 341,085, and the number of broker non-votes was 3,038,157. The number of votes cast in favor of Mr. Kadlec was 23,343,134, the number of votes against Mr. Kadlec was 315,691, and the number of broker non-votes was 3,038,157. James A. Bowen, Robert F. Keith, and Niel B. Nielson are the other current and continuing Trustees.